Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 26, 2022

Deborah O’Neal, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Ms. O’Neal:

This letter responds to comments relating to Post-Effective Amendment No. 230 (“PEA No. 230”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 230 was filed on June 1, 2022 for the purpose of reflecting the addition of a new sub-adviser for the ETC Gavekal Asia Pacific Government Bond ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. Please provide the completed fee table and expense example for the Fund at least five days before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please consider reordering the principal risks of the Fund so that the most significant risks are disclosed first (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 26, 2022

3.	Comment. Please confirm whether any of the Fund’s investments are tied to LIBOR. If so, what percentage of investment are tied to LIBOR and how many such investments will mature before June 2023 when LIBOR rates stop being published?

Response. Registrant confirms that none of the Fund’s investments are tied to LIBOR.

4.	Comment. The staff notes that the advisory fee is not populated in the Item 10 disclosure. Please confirm that it will be consistent with the fee disclosed in the fee table.

Response. Registrant confirms that the advisory fee is 0.50% and will be disclosed consistently throughout.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum